September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (330) 471–4041

Mr. James W. Griffith
Chief Executive Officer
Timken Co.
1835 Dueber Avenue, SW
Canton, Ohio 44706

> **Re: Timken Co.**
> **Definitive 14A**
> **Filed on March 23, 2007**
> **File Number 001-01169**

Dear Mr. Griffith:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Continuing Directors, page 6

1. We note your disclosure on page 7 regarding related parties. Please describe the

standards applied to your policies and procedures with respect to transactions with related persons. Refer to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 16

2. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. For your discussion of the Compensation Discussion and Analysis, please explain and place in context why you chose to pay each element. Refer to Item 402(b)(1)(iv) of Regulation S-K.

3. We note that you have not provided sufficient quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation, especially with respect to long-term incentives. For example, we note your description of targets and percentages on pages 18 to 20; however, it is unclear what target each executive officer actually achieved and how they relate to the compensation paid. Please quantify accordingly, concentrating on how you determined the targets, specifying the original targets and whether or not the target was achieved. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

4. We note that you have considered targets for 2007 and subsequent years. Please disclose such targets or provide a supplemental analysis consistent with the prior comment.

5. We note that you use individual performance to measure compensation as set forth in pages 16 to 18; however, we see minimal analysis and discussion of the effect individual performance has on compensation awards. Please disclose details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of

Regulation S-K.

6. We note on pages 10 and 16 that you rely on companies that you consider your peers to determine your compensation. Please disclose the companies upon which you rely and the degree to which the Compensation Committee considered such companies comparable to you.

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Griffith's compensation, particularly the option awards and the change in pension value and nonqualified deferred compensation earnings, as compared to those of other named executive officers. Please provide a more detailed discussion of how and why Mr. Griffith's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

8. Please provide a materially complete description of the consultants' roles with the company in the context of the relationships between management, the Compensation Committee and Towers Perrin. Your disclosure should include a complete description of the nature and scope of the assignments of the consultant and how its roles and responsibilities differ depending on whether it has been engaged by management or the Compensation Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K.

Termination of Employment and Change-In-Control Agreements, page 32

9. Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel